Exhibit 99.108

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Bitfarms Ltd.

This is the receipt of the Ontario Securities Commission for the Preliminary Base Shelf Prospectus of the above Issuer dated March 12, 2021 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

March 15, 2021

Sonny Randhawa
Sonny Randhawa

Director, Corporate Finance Branch
SEDAR Project # 3186538